UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-14925

StanCorp Financial Group, Inc.

(Exact name of registrant as specified in its charter)

1100 SW Sixth Avenue, Portland, Oregon, 97204 (971) 321-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

5.00% Senior Notes Due 2022

6.90% Fixed-to-Floating Rate Income Capital Obligation Notes® Due 2067

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock = one*

5.00% Senior Notes Due 2022 = 40

6.90% Fixed-to-Floating Rate Income Capital Obligation Notes® Due 2067 = 49

*	StanCorp Financial Group, Inc. became a wholly-owned subsidiary of Meiji Yasuda Life Insurance Company a seimei hoken sōgo-kaisha organized under the laws of Japan, on March 7, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, StanCorp Financial Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

STANCORP FINANCIAL GROUP, INC.
Dated: March 21, 2016
/s/ Robert M. Erickson
Robert M. Erickson
Vice President and Controller

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.